UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Richmont Mines Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

76547T106
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 76547T106

1	NAME OF REPORTING PERSON OXBRIDGE BANK & TRUST SCC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BARBADOS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,020,854
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,020,854
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,020,854
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON BK / CO

CUSIP NO. 76547T106

1	NAME OF REPORTING PERSON H. GREGORY CHAMANDY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 975,4001
	8	SHARED VOTING POWER 4,020,854
	9	SOLE DISPOSITIVE POWER 975,4001
	10	SHARED DISPOSITIVE POWER 4,020,854
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,028,2541, 2
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14	TYPE OF REPORTING PERSON IN

1 Includes 15,000 options that are exercisable into shares of Common Stock within 60 days of the date hereof.
2 Includes 32,000 shares of Common Stock owned by Mr. Chamandy’s spouse that may be deemed to be beneficially owned by Mr. Chamandy.

CUSIP NO. 76547T106

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 16, 2009, the Issuer announced in a press release (i) the appointment of Mr. Chamandy as the Chairman of the Board of Directors of the Issuer (the “Board”) and (ii) that Elaine Ellingham, A. Michel Lavigne, Sam Minzberg and Jean-Pierre Ouellet (the “Proposed Directors”) had been invited to join the Board, subject to shareholder approval at a meeting to be held in the first quarter of 2010.

In connection therewith, on December 15, 2009 the Reporting Persons and the Issuer entered into a Mutual Undertaking (the “Mutual Undertaking”), pursuant to which, the Reporting Persons agreed to vote or cause to be voted all the Shares held or controlled by them in favor of the election of each of the current directors as directors of the Issuer at all meetings of the shareholders of the Issuer at which directors are to be elected held prior to December 31, 2011.

The Issuer agreed to nominate the Proposed Directors and one additional director to be identified by Mr. Chamandy, duly authorized by Oxbridge, prior to the next annual shareholders meeting of the Issuer (the “Additional Director”) and any replacements, as described below, for election to the Board at a special meeting of shareholders to be held as soon as practicable and at all meetings of the shareholders of the Issuer at which directors are to be elected held prior to December 31, 2010.  The Issuer further agreed that any replacement(s) of the Proposed Directors or the Additional Director is to be designated by Mr. Chamandy, duly authorized by Oxbridge, provided that (A) there is no legal or corporate governance impediment to such replacement person or Additional Director serving on the Board, for reasons of conflict of interest or otherwise, and (B) such replacement person or Additional Director, as the case may be, has the qualifications, credentials, expertise and experience to, together with the directors of the Issuer, oversee the execution of the Issuer’s strategic plan for future growth, in each case as determined by the Board.

The foregoing description of the Mutual Undertaking is qualified in its entirety by reference to the Mutual Undertaking, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 15, 2009, the Reporting Persons entered into a Mutual Undertaking with the Issuer, the terms of which are described in Item 4 and incorporated herein by reference.

CUSIP NO. 76547T106

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended to add the following exhibit:

99.1	Mutual Undertaking by and among H. Gregory Chamandy, Oxbridge Bank & Trust SCC and Richmont Mines Inc., dated December 15, 2009.

CUSIP NO. 76547T106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 24, 2009

OXBRIDGE BANK & TRUST SCC

By:	/s/ H. Gregory Chamandy
	Name:	H. Gregory Chamandy
	Title:	Chairman of the Board

/s/ H. Gregory Chamandy
H. Gregory Chamandy